January 26, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             BE Resources Inc. Registration Statement on Form S-1
File No. 333-152227

Request For Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), BE Resources Inc. hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement filed on Form S-1 (File No. 333-152227 ) on July 9, 2008, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company respectfully requests that the Commission consent to this application on the grounds that the Company is reconsidering its financing alternatives due to the current economic climate and believes it would not be advisable to have a securities registration statement pending at this time.  The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.  The Company may undertake a subsequent private offering in reliance on Rule 155(c).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) of the Securities Act.

If you have any questions or comments relating to this request for withdrawal, please contact David J. Babiarz, Esq. or David A. Closson, Esq. at (303) 861-8013.

Very truly yours,

BE Resources Inc.

By:	/s/ David Q. Tognoni
David Q. Tognoni, President

cc: David J. Babiarz, Esq.